COMPANY NO. 2005206

EZGO TECHNOLOGIES LTD.

(the "Company")

NOTICE OF CHANGE OF THE MAXIMUM NUMBER OF SHARES THE COMPANY IS AUTHORISED TO ISSUE

pursuant to section 40 of the BVI Business Companies Act (As Revised)

We hereby give notice that on the date hereof the Company has amended Clause 9 of its memorandum and articles of association to change the maximum number of shares that the Company is authorised to issue from 12,510,000 shares divided into up to 12,500,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each to 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each.

Dated this 3rd day of June 2024

____

For and on behalf of

Maples Corporate Services (BVI) Limited
acting in its capacity as registered agent
of the Company